UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-20975
CUSIP NUMBER 88033R 10 6

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
              For Period Ended: December 31, 1997

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Tengasco, Inc.
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Full Name of Registrant


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Former Name if Applicable

603 Main Avenue - Suite 500
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Address of Principal Executive Office (Street and Number)

Knoxville, Tennessee 37902
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is unable to complete its financial statements in time to file by the March 30, 1998 filing date. The delay in completing the financial statements is due to a major acquisition by Registrant and resulting requirements to obtain certified financials of the acquired company.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Kenneth N. Miller, Esq.            (212)          949-1860
    --------------------------------------  -----------  ------------------
                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Tengasco, Inc.
           ---------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 24, 1998                 By Robert M. Carter
                                        President

                             RIDER TO FORM 12b-25

     Tengasco, Inc. (the "Company") expects to have a loss for the year ended December 31, 1997 in the amount of $4,177,000 as opposed to a loss for the year ended December 31, 1996 in the amount of $1,761,000.

     The increased loss for the year ended December 31, 1997 is largely attributable to several items. First, the Company's amortization of deferred loan costs this past year increased by $1,100,000 from the prior year due to the expensing of costs associated with a loan granted in 1997 in the amount of $1,000,000 which was used to complete construction of the Company's pipeline. Secondly, the Company's personnel costs increased by $208,000 due to increased staffing levels for 1997 which were necessary to gear up for the commencement of the Company's oil and gas operations. Third, interest expense increased $275,000 because of $220,000 recognized in valuing common stock warrants in accordance with Financial Accounting Standards Board pronouncement number 84. The remaining increase in interest expense is due to greater borrowings in 1997. Fourth, legal and accounting expenses increased $202,000 in 1997 due primarily to increased audit and legal costs associated with various filings by the Company with the Securities and Exchange Commission in 1997. Finally, the Company's public relations costs increased $510,000.

     The Company expects to earn a profit in 1998 as a result of its acquisition as of January 1, 1998 of 216 producing oil and gas wells in Kansas. In addition, the Company anticipates that production will commence in April, 1998 of six natural gas wells in Northeast Tennessee. The natural gas from these wells will be transported and sold to a public utility via the Company's pipeline which will be completed within the next few weeks.